Concord Milestone Plus, L.P.
200 Congress Park Drive
Suite 205
Delray Beach, Florida 33445
October 16, 2008
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Yolanda Crittendon and Wilson K. Lee

Re:	Concord Milestone Plus, L.P.
Form 10-KSB for the year December 31, 2007, filed on March 31, 2008
Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008, filed on May 14, 2008 and August 12, 2008, respectively.
File No. 000-16757
Ladies and Gentlemen:
This letter is in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2008, with respect to the filings referenced above. The Staff’s comments are reproduced below for your convenience.
We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13-a-14(a). Specifically, we note the identification of the certifying individual at the beginning of the certification incorrectly includes the title of the certifying individual. We also note the introductory language in paragraph 4 and paragraph 4(B) referring to internal control over financial reporting were omitted. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification. Please also amend and make conforming revisions to the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.
Concord Milestone Plus, L.P. (the “Company”) notes the Staff’s comments and will file the amendments referred to therein.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
October 16, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call our counsel, Chet F. Lipton at (212) 479-6128 or Damian Najman at (212) 479-6185, if you have any questions or would like any additional information regarding this matter.
Sincerely,

CM PLUS CORPORATION, General Partner
/s/ Leonard S. Mandor
Leonard S. Mandor
President

cc:	Chet F. Lipton, Esq., Cooley Godward Kronish LLP Damian Najman, Esq., Cooley Godward Kronish LLP